

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 23, 2022

BY EMAIL

Christopher Healey, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, NW
Washington, DC 20001
christopher.healey@stblaw.com

      Re: BC Partners Lending Corporation, *et al*.; File No. 812-15126

Dear Mr. Healey:

By form APP-WD filed with the Securities and Exchange Commission on November 8, 2022, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

           Sincerely,

           /s/ Terri G. Jordan

           Terri G. Jordan
           Branch Chief

cc: Seth Davis, Esq.
       Division of Investment Management

       Rajib Chanda, Esq.
       Simpson Thacher & Bartlett LLP